As filed with the Securities and Exchange Commission on August 10, 2004.

                                                Registration No. 333-

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-2

                             Registration Statement
                                      Under
                           The Securities Act of 1933

                             USA TECHNOLOGIES, INC.

             (Exact Name of Registrant as Specified in its Charter)



   Pennsylvania                 7359                     23-2679963
   ------------                 ----                     ----------
 (State or other    (Primary Standard Industrial      (I.R.S. Employer
 jurisdiction of     Classification Code Number)     Identification No.)
incorporation or
  organization)


                          100 Deerfield Lane, Suite 140
                           Malvern, Pennsylvania 19355
              (Address of principal executive offices and zip code)

                              George R. Jensen, Jr.
                             Chief Executive Officer
                             USA Technologies, Inc.
                          100 Deerfield Lane, Suite 140
                           Malvern, Pennsylvania 19355
                                 (610) 989-0340
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:
                            Douglas M. Lurio, Esquire
                            Lurio & Associates, P. C.
                               One Commerce Square
                         2005 Market Street, Suite 2340
                           Philadelphia, PA 19103-7015
                                 (215) 665-9300

                      Approximate date of proposed sale to
                    the public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box: [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]



                         CALCULATION OF REGISTRATION FEE



TITLE OF EACH
CLASS OF                             PROPOSED        PROPOSED
SECURITIES       AMOUNT              MAXIMUM         MAXIMUM           AMOUNT OF
TO BE            TO BE               OFFERING PRICE  AGGREGATE         REGISTRATION
REGISTERED       REGISTERED          PER UNIT(2)     OFFERING PRICE    FEE
----------      ------------        ---------------  --------------    ------------
COMMON STOCK,
NO PAR VALUE    35,000,000 SHARES(1)    $ .18        $ 6,300,000.00    $  798.21
                                                     --------------    ----------
TOTAL           35,000,000 SHARES                    $ 6,300,000.00    $  798.21 (3)
                                                     ==============    ==========


     (1) REPRESENTS SHARES ISSUABLE TO STEVE ILLES PURSUANT TO A COMMON STOCK PURCHASE AGREEMENT.
     (2) PURSUANT TO RULE 457(C), THE REGISTRATION FEE HAS BEEN CALCULATED AT THE AVERAGE OF THE BID AND ASKED PRICE WITHIN 5 DAYS PRIOR TO THE DATE OF THE FILING OF THE REGISTRATION STATEMENT.
     (3) A FILING FEE OF $570.15 WAS PAID IN CONNECTION WITH THE FILING OF A PREVIOUS REGISTRATION STATEMENT (333-116977) ON JUNE 30, 2004 RELATING TO 25,000,000 OF THE SHARES COVERED BY THE REGISTRATION STATEMENT. THE BALANCE DUE OF $ 228.06 IS BEING PAID AT THE TIME OF FILING OF THIS REGISTRATION STATEMENT.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission ("SEC") is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                                   PROSPECTUS

                             USA TECHNOLOGIES, INC.
                        35,000,000 shares of Common Stock

                                  THE OFFERING

The resale by Steve Illes of up to 35,000,000 shares of common stock in the over-the-counter market at the prevailing market price or in negotiated transactions. We will receive no proceeds from the sale of the shares by the selling shareholder. However, we will receive proceeds from the purchase of shares from us by Steve Illes, the selling shareholder, under an agreement with us. Because the selling shareholder will offer and sell the shares at various times, we have not included in this prospectus information about the price to the public of the shares or the proceeds to the selling shareholder.

Our common stock is included for quotation on the over-the-counter bulletin board under the symbol "USTT." The closing bid price for the common stock on August 6, 2004, was $.16 per share.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD PURCHASE SHARES ONLY IF YOU CAN AFFORD A COMPLETE LOSS. Please refer to Risk Factors beginning on Page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 10, 2004.

                                TABLE OF CONTENTS


Prospectus Summary .......................................................    6
Forward Looking Statements................................................    8
Risk Factors .............................................................    9
Use of Proceeds ..........................................................   15
Selling Shareholders......................................................   15
Plan of Distribution .....................................................   16
Description of Securities ................................................   17
Legal Matters ... ........................................................   22
Experts ..................................................................   22
Where You Can Find Additional Information ................................   23
Documents Incorporated by Reference ......................................   23
Other Information and Events..............................................   25
Disclosure of Commission Position on Indemnification or...................
  Securities Act Liabilities..............................................   29

                               PROSPECTUS SUMMARY

OUR COMPANY

USA Technologies, Inc., a Pennsylvania corporation (the "Company"), was founded in January 1992. The Company is a developer and supplier of cashless payment and control network systems and provider of related services. The Company's patented technologies include networked cashless transaction solutions and point of purchases devices. In May 2002, the Company completed the acquisition of Stitch Networks Corporation, a Delaware corporation ("Stitch"), and operates Stitch as a wholly owned subsidiary of the Company. Stitch also is a developer and supplier of cashless payment and control network technologies. Through the acquisition of substantially all of the assets of Bayview Technology Group, LLC (Bayview) in July 2003, the Company now designs and manufactures patented energy conservation devices for equipment such as laser printers, monitors, office peripherals, refrigerated vending machines and glass front merchandisers (referred to as slide or visi coolers).

OUR BUSINESS

The Company's point of purchase device, called e-Port or TransAct, facilitates the monitor and control, the cashless payment of product and/or services and the collection of sales and inventory data for the host equipment it is connected to or embedded in. Examples of host equipment include copiers, faxes, personal computers, printers, vending machines and kiosks. Our customers connect these devices to a network, developed and operated by the Company, which further facilitates the control and monitoring, the settlement of cashless payments and the reporting of sales and inventory data collected at the point of purchase. The Company's systems support multiple cashless payments methods, such as payments via credit/debit cards, smart cards, Radio Frequency Identification
(RFID), Personal Identification Numbers (PINs), and cellular telephones.

Revenue from the sale of equipment is recognized on the terms of freight-on-board shipping point, or upon installation and acceptance of the equipment if installation services are purchased for the related equipment. Transaction processing revenue is recognized upon the usage of the Company's cashless payment and control services and network. Service fees for access to the Company's equipment and network are recognized on a monthly basis. Product revenues are recognized from the sale of products from the Company's vending machines upon purchase and acceptance by the vending customer. Product revenues recognized from the sale of energy conservation products are recognized when shipped to the customer.


OUR MARKET

The Company has focused on the Vending, Kiosk and Office Equipment industries in which to sell its networked, cashless payment systems, and has developed product offerings in each of these channels. The Company markets and sells its product and services directly to the owner, operator of the equipment and/or to equipment distributors and resellers established in each of the respective markets.

Vending/Kiosk: The Company offers several variations of e-Port to the vending or kiosk industry such as an audit only device and an audit device coupled with cashless payment capabilities. Audit only devices allow the operator of the vending machine to remotely monitor the sales, inventory and diagnostic information of the machine it is embedded into. In addition, our point of purchase device allows the operator of the machine to offer their customers an alternative payment method to cash when purchasing product. Another variation of our e-Port product is our multi-media device. The multi-media e-Port client product is equipped with both the audit and cashless payment features, referred to above, but also includes the capability of displaying interactive advertising and content via a LCD color touch screen. Information obtained at the vending machine by our e-Port client device is transferred back to our network and made available to the operator via the Internet or email.

Office Equipment: The TransAct can be sold separately and connected to office equipment already owned by the purchaser or it can be coupled with office equipment sold by the Company. The combined TransAct and office equipment product is called the Business Express and is sold to hotels wishing to provide their guests with 24x7x365 access to business center services. The same benefits of remote sales and inventory data monitoring, as described above, are available from the TransAct or Business Express product.


Energy Conservation Products

With the acquisition of Bayview in July 2003, the Company has acquired the following additional products:

- VendingMiser(TM) installs in a cold drink vending machine and reduces the power consumption of the vending machine by an average of 46%;

- CoolerMiser reduces the energy used by sliding glass or pull open glass-front coolers that contain non-perishable goods;

- SnackMiser reduces the amount of electricity used by non-refrigerated snack vending machines;

- MonitorMiser Plus is a computer monitor power controller. It works with all operating systems and performs by powering down the monitor based upon keyboard or mouse activity;

- LaserMiser provides energy conservation to laser printers, shutting them down when they are idle. It is a plug-and-play device that is software transparent and capable of handling any laser printer with a parallel or serial connection;

- Internal VendingMiser (IVM) is the second generation of the VendingMiser in development. It installs into cold drink vending machines and has the capability to control the cooling system and the advertising lights separately.

Research and Development Costs

The Company continuously pursues new product offerings related to our existing technology and accordingly invests resources and capital in research and development. For the years ended June 30, 2003 and 2002, the Company expensed approximately $1,505,000 and $1,187,000, respectively for the development of our proprietary technology and is reflected in general and administrative expense in the consolidated financial statements.

ABOUT OUR OFFERING

Our selling shareholder, Steve Illes, has agreed to purchase from us Common Stock for a purchase price of up to $7,500,000 (35,000,000 shares are being registered in this prospectus).

Based upon the shares outstanding as of May 31, 2004 of 339,453,012, if all of the shares covered by this prospectus were issued and outstanding, we would have 374,453,012 shares outstanding.

These shares would be offered by our selling shareholder at the market price at the time of resale. Our selling shareholder may also sell his shares to other investors in a transaction not on the open market. There is no requirement that our selling shareholder sell his shares pursuant to this prospectus.

We will not receive any of the proceeds raised by the offering. We would receive proceeds from the purchase by Steve Illes from us of shares, as referred to above.



                           FORWARD LOOKING STATEMENTS

This prospectus contains certain forward looking statements regarding, among other things, the anticipated financial and operating results of the Company. For this purpose, forward looking statements are any statements contained herein that are not statements of historical fact and include, but are not limited to, those preceded by or that include the words, "believes," "expects," "anticipates," or similar expressions. Those statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward looking information is based on various factors and was derived using numerous assumptions. Important factors that could cause the Company's actual results to differ materially from those projected, include, for example (i) the ability of the Company to generate sufficient sales to generate operating profits, or to sell products at a profit, (ii) the ability of the Company to raise funds in the future through sales of securities, (iii) whether the Company is able to enter into binding agreements with third parties to assist in product or network development, (iv) the ability of the Company to commercialize its developmental products, or if actually commercialized, to obtain commercial acceptance thereof, (v) the ability of the Company to compete with its competitors to obtain market share, (vi) the ability of the Company to obtain sufficient funds through operations or otherwise to repay its debt obligations, including but not limited to Senior Notes, or to fund development and marketing of its products; (vii) the ability of the Company to obtain approval of its pending patent applications; or

(viii) the ability of the Company to satisfy its trade obligations included in accounts payable and accrued liabilities. Although the Company believes that the forward looking statements contained herein are reasonable, it can give no assurance that the Company's expectations will be met.



                                  RISK FACTORS

An investment in our common stock is very risky. You should be aware that you could lose the entire amount of your investment. Prior to making an investment decision, you should carefully consider the following risk factors and the other information contained in this prospectus.

1. We have a history of losses since inception and if we continue to incur losses the price of our shares can be expected to fall.

We have experienced losses since inception. We expect to continue to incur losses for the foreseeable future as we expend substantial resources on sales, marketing, and research and development of our products. From our inception through March 31, 2004, our cumulative losses are approximately $91.6 million. For our fiscal years ended June 30, 2002 and 2003, and for the nine months ended March 31, 2004, we have incurred net losses of $21,965,499, $17,314,807 and $16,424,278, respectively. If we continue to incur losses, the price of our common stock can be expected to fall.


2. Our existence is dependent on our ability to raise capital which may not be available.

There is currently limited experience upon which to assume that our business will prove financially profitable or generate more than nominal revenues. From inception, we have generated funds primarily through the sale of securities. There can be no assurances that we will be able to continue to sell additional securities. We expect to raise funds in the future through sales of our debt or equity securities until such time, if ever, as we are able to operate profitably. There can be no assurance given that we will be able to obtain funds in such manner or on terms that are beneficial to us. For the three months ended March 31, 2004 we were using funds in our operations on a monthly basis of approximately $700,000. Using that as a basis for estimating cash requirements for the next twelve months, along with requirements for capital expenditures and repayment of long term debt, the Company's cash needs would approximate $9,000,000 through June 30, 2005. Our inability to obtain needed funding can be expected to have a material adverse effect on our operations and our ability to achieve profitability. If we fail to generate increased revenues or fail to sell additional securities you may lose all or a substantial portion of your investment.


3. We received an opinion from our auditor which raises substantial doubt about our ability to continue as a going concern.

Our auditors, Ernst and Young, LLP, have included an explanatory paragraph in their report on our June 30, 2003 consolidated financial statements indicating that as of June 30, 2003, there is substantial doubt about our ability to continue as a going concern. We will require additional funds in the future, and there can be no assurance that any independent auditors` report on our future financial statements will not include a similar explanatory paragraph if we are unable to raise sufficient funds or generate sufficient cash from operations to cover the cost of our operations. The existence of the explanatory paragraph may adversely affect our relationship with prospective customers, suppliers and potential investors, and therefore could have a material adverse effect on our business, financial condition and results of operations.


4. We depend on our key personnel and if they would leave us, our business could be adversely affected.

We are dependent on key management personnel, particularly the Chairman and Chief Executive Officer, George R. Jensen, Jr. The loss of services of Mr. Jensen or other executive officers would dramatically affect our business prospects. Certain of our employees are particularly valuable to us because:

o    they have specialized knowledge about our company and operations;

o    they have specialized skills that are important to our operations; or

o    they would be particularly difficult to replace.

We have entered into an employment agreement with Mr. Jensen that expires in June 30, 2005. We have also entered into employment agreements with other executive officers, each of which contain non-compete agreements. We have obtained a key man life insurance policy in the amount of $2,000,000 on Mr. Jensen, and a key man life insurance policy in the amount of $1,000,000 on our Vice-President-Research and Development, Haven Brock Kolls, Jr.

We do not have and do not intend to obtain key man life insurance coverage on any of our other executive officers. As a result, we are exposed to the costs associated with the death of these key employees.


5. USA's dependence on proprietary technology and limited ability to protect our intellectual property may adversely affect our ability to compete.


A successful challenge to our ownership of our technology could materially damage our business prospects. Our technology may infringe upon the proprietary rights of others. Our success is dependent in part on our ability to obtain patent protection for our proprietary products, maintain trade secret protection and operate without infringing the proprietary rights of others.

To date, we have 39 pending patent applications, and intend to file applications for additional patents covering our future products, although there can be no assurance that we will do so. In addition, there can be no assurance that we will maintain or prosecute these applications. The United States Government and other countries have granted us 49 patents as of May 31, 2004. There can be no assurance that:

o    any of the remaining patent applications will be granted to us;

o we will develop additional products that are patentable or do not infringe the patents of others;

o any patents issued to us will provide us with any competitive advantages or adequate protection for our products;

o    any  patents  issued  to  us  will  not  be   challenged,   invalidated  or
     circumvented by others; or

o    any of our products would not infringe the patents of others.

If any of the products are found to have infringed any patent, there can be no assurance that we will be able to obtain licenses to continue to manufacture and license such product or that we will not have to pay damages as a result of such infringement. Even if a patent application is granted for any of our products, there can be no assurance that the patented technology will be a commercial success or result in any profits to us.


6. Competition from others with greater resources could prevent USA from increasing revenue and achieving profitability.

Competition from other companies which are well established and have substantially greater resources may reduce our profitability. Many of our competitors have established reputations for success in the development, sale and service of high quality products. We face competition from the following groups:

o companies offering automated, credit card activated control systems in connection with facsimile machines, personal computers, debit card purchase/revalue stations, and use of the Internet and e-mail which directly compete with our products;

o companies which have developed unattended, credit card activated control systems currently used in connection with public telephones, prepaid telephone cards, gasoline dispensing machines, or vending machines and are capable of developing control systems in direct competition with USA; and

o businesses which provide access to the Internet and personal computers to hotel guests. Although these services are not credit card activated, such services would compete with USA's Business Express(R).

Competition may result in lower profit margins on our products or may reduce potential profits or result in a loss of some or all of our customer base. To the extent that our competitors are able to offer more attractive technology, our ability to compete could be adversely affected.


7. The termination of any of our relationships with third parties upon whom we rely for supplies and services that are critical to our products could adversely affect our business and delay achievement of our business plan.

We depend on arrangements with third parties for a variety of component parts used in our products. We have contracted with RadiSys Corporation and Masterwork Electronics to assist us to develop and manufacture our e-Port(TM) products. For other components, we do not have supply contracts with any of our third-party suppliers and we purchase components as needed from time to time. We have contracted with IBM to develop our network services so that these services are Internet capable as well as interact with our proposed media capable e-Post(TM). We have contracted with IBM to host our network in a secure, 24/7 environment to ensure reliability of our network services. If these business relationships are terminated, the implementation of our business plan may be delayed until an alternative supplier or service provider can be retained. If we are unable to find another source or one that is comparable, the content and quality of our products could suffer and our business, operating results and financial condition could be harmed.


8. We do not expect to pay cash dividends in the foreseeable future and therefore investors should not anticipate cash dividends on their investment.

The holders of our common stock and series A preferred stock are entitled to receive dividends when, and if, declared by our board of directors. Our board of directors does not intend to pay cash dividends in the foreseeable future, but instead intends to retain any and all earnings to finance the growth of the business. To date, we have not paid any cash dividends on the common stock or series A preferred stock and there can be no assurance that cash dividends will ever be paid on the common stock.

In addition, our articles of incorporation prohibit the declaration of any dividends on the Common Stock unless and until all unpaid and accumulated dividends on the Series A preferred stock have been declared and paid. Through May 31, 2004, the unpaid and cumulative dividends on the series A preferred stock equal $6,677,180. The unpaid and cumulative dividends on the series A preferred stock are convertible into shares of common stock at the rate of $10.00 per share at the option of the shareholder. Through May 31, 2004, $2,684,444 of unpaid and cumulative dividends on the Series A Preferred Stock were converted into 288,521 shares of common stock. See "Description of Securities-Series A Convertible Preferred Stock."


9. We may fail to gain widespread market acceptance of our products and not generate sufficient revenues or profit margins to become successful.

There can be no assurance that demand for our products will be sufficient to enable us to become profitable. Likewise, no assurance can be given that we will be able to install the TransActs and e-Ports at enough locations or sell equipment utilizing our network to enough locations to achieve significant revenues or that our operations can be conducted profitably. Alternatively, the locations which would utilize the network may not be successful locations and our revenues would be adversely affected. We may in the future lose locations utilizing our products to competitors, or may not be able to install our products at competitor's locations. In addition, there can be no assurance that our products could evolve or be improved to meet the future needs of the market place.

10. The lack of an established trading market may make it difficult to transfer our stock and you may not be able to sell your shares on our trading market.

Our Common Stock is traded on the OTC Bulletin Board. Although there is limited trading in the Common Stock, there is no established trading market. Until there is an established trading market, holders of the common stock may find it difficult to dispose of, or to obtain accurate quotations for the price of the common stock. See "Description of Securities - Shares Eligible For Future Sale".


11. There are rules governing low-priced stocks that may make it more difficult for you to resell your shares.

Our common stock is currently considered a "penny stock" under federal securities laws since its market price is below $5.00 per share. Penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our shares to certain investors.

Broker-dealers who sell penny stock to certain types of investors are required to comply with the SEC's regulations concerning the transfer of penny stock. If an exemption is not available, these regulations require broker-dealers to:

- make a suitability determination prior to selling penny stock to the purchaser;

- receive the purchaser's written consent to the transaction; and - provide certain written disclosures to the purchaser.

- These rules may affect the ability of broker-dealers to make a market in or trade our shares. This, in turn, may affect your ability to resell those shares in the public market.


12. The substantial market overhang of our shares and registered resales under this prospectus will tend to depress the market price of our shares.

The substantial number of our shares currently eligible for sale in the open market will tend to depress the market price of our shares. See "Description of Securities--Shares Eligible for Future Sale". As of May 31, 2004, these shares consisted of the following:

- 339,453,012 shares of Common Stock

- 522,742 shares of Preferred Stock

- 20,337,777 shares underlying Common Stock options and warrants; and

- 49,276,805 shares underlying our Convertible Senior Notes.

13. Sales of shares eligible for future sale from exercise of warrants and options could depress the market price of our common stock.

As of May 31, 2004, we have issued and outstanding options to purchase 2,134,232 shares of our common stock and warrants to purchase 18,203,545 shares of our common stock. The shares underlying all of these options and warrants have been registered and may be freely sold upon issuance. Market sales of large amounts of our common stock, or the potential for those sales even if they do not actually occur, may have the effect of depressing the market price of our common stock. In addition, if our future financing needs require us to issue additional shares of common stock or securities convertible into common stock, the supply of common stock available for resale could be increased which could stimulate trading activity and cause the market price of our common stock to drop, even if our business is doing well.


14. We are obligated to make substantial principal and interest payments to the holders of the Senior Notes which may not be available or would use our available working capital.

As of May 31, 2004 we have approximately $451,152 of unsecured senior notes due on December 31, 2004, approximately $3,011,791 of unsecured senior notes due on December 31, 2005, approximately $3,213,500 of unsecured notes due on December 31, 2006, and approximately $3,404,490 of unsecured notes due on December 31, 2007. These notes accrue cash interest at the rate of twelve percent (12%) per year. We are required to make quarterly interest payments totaling approximately $302,428 or $1,209,712 each year.

Until the Senior Notes have been paid by us, they will be reflected as a liability on our financial statements, net of the related unamortized discount and other issuance costs.

Our ability to satisfy the debt obligations is dependent on our future performance, the success of our product lines and on our ability to raise capital. Our performance is also subject to financial, business and market factors affecting our business and operations.

We anticipate that the Senior Notes will be paid from cash from operations, as well as proceeds from securities offerings. However, there can be no assurance that we will meet our obligations to pay quarterly interest on or the principal amount of the senior notes at maturity. The payment of the interest and principal on these notes would utilize our available working capital which would not be available for other purposes.


15. Our exchange of New Senior Notes to our 2004 Senior Note holders may have been in violation of the registration provisions of the securities laws. As a result, certain of our note holders may be granted the right to rescind the exchange and demand the return of their old note to them by us which matures in December 2004. The repayment of these notes in December 2004 would adversely affect our liquidity.

The holders of $4,067,491 of our Senior Notes due December 31, 2007, may have a right to rescind the exchange of these notes for notes originally due December 31, 2004, and demand that we return to them the $4,067,491 of notes due December 31, 2004. As of May 31, 2004, $3,404,490 of these notes remain outstanding. During the period from March 2003 through December 2003, we granted to each holder of the notes due December 31, 2004 the right to extend the notes until December 31, 2007 and in such event agreed that the conversion rate of the note would be reduced from $.40 to $.20. On April 14, 2003 we filed a Registration Statement which included the shares underlying the 2007 notes. Because the exchange offering was not completed prior to the filing of this registration statement, the exchange offer may be deemed to have been in violation of the registration requirements of Section 5 of the Act. As a result, we removed all of the shares underlying the 2007 Notes from that registration statement. Generally, the statute of limitations for this type of claim is one year after the date of the alleged violations and if successful, would entitle the Note holders to rescind the issuance of the new notes to them and demand a return of the 2004 Senior Notes. If all of the note holders demanded the return of their notes, we would be obligated to repay the $4,067,491 principal amount on December 31, 2004 rather than on December 31, 2007. This repayment could significantly exceed our cash reserves and require us to borrow funds (which may not be available) and would materially and adversely affect our results of operations and financial condition.



                                 USE OF PROCEEDS

We will not receive any of the proceeds from the sales of our Common Stock by the selling shareholder. We will, however, receive proceeds from the purchase of shares from us by Steve Illes pursuant to his agreement with us.

As of the date of this prospectus, based upon the current price of our shares, we would receive $5,040,000 of proceeds from the purchase by Steve Illes of all 35,000,000 shares issuable to him under his agreement with us at $.16 per share. If our share price would be in excess of $.33, we would receive $7,500,000 of proceeds from the purchase by Mr. Illes of 25,000,000 shares issuable to him under his agreement with us at $.30 per share.



                               SELLING SHAREHOLDER

The selling shareholder listed below has, as of the date hereof, agreed to purchase from us the number of shares of common stock set forth opposite such selling shareholder`s name. The issuance of the common stock by us to the selling shareholder will be a transaction exempt from the registration requirements of the Act and various state securities laws.

We have agreed, at our expense, to register all of the common stock for resale by the selling shareholder under the Act. We expect to incur expenses of approximately $30,000 in connection with the registration statement of which this prospectus is a part.

The number of shares that may be actually sold by the selling shareholder will be determined by the selling shareholder. The selling shareholder is under no obligation to sell all or any portion of the shares offered, nor is the selling shareholder obligated to sell such shares immediately under this Prospectus. The selling shareholder does not have a preset intention of selling his shares and may offer less than the number of shares indicated. Because the selling shareholder may sell all, some or none of the shares of common stock that the selling shareholder holds, no estimate can be given as to the number of shares of our common stock that will be held by the selling shareholder upon termination of the offering. Shares of common stock may be sold from time to time by the selling shareholder or by pledgees, donees, transferees or other successors in interest.

The following table sets forth information with respect to the selling shareholder and the amounts of common stock that may be offered pursuant to this prospectus. The selling shareholder has not had within the past three years any position, office or other material relationship with us, except as noted below. Except as specifically set forth below, following the offering, and assuming all of the common stock offered hereby has been sold, the selling shareholder will not beneficially own one percent (1%) or more of the common stock.






                                                      Beneficial Ownership
                                                         After Offering
                            Common Stock            ------------------------
Selling Shareholder         Offered Hereby             Number      Percent

STEVE ILLES(1)                35,000,000            14,520,000       3.53%

---------


(1) Represents shares that Mr. Illes may purchase from us under the Common Stock Purchase Agreement dated August 6, 2004 during the one year period following the date of this prospectus. USA has the right to require Illes to purchase Common Stock at the lower of: (i) $.30; or (ii) 90% of the closing bid price per share on the applicable date. We have agreed to register these shares for resale by Illes at our cost and expense for a period of one year. As of the date of this prospectus, no shares have been purchased by Illes from us under the Common Stock Purchase Agreement.




                              PLAN OF DISTRIBUTION

The selling shareholder is free to offer and sell the common shares at such times, in such manner and at such prices as the selling shareholder may determine. The types of transactions in which the common shares are sold may include transactions in the over-the-counter market (including block transactions), negotiated transactions, the settlement of short sales of common shares, or a combination of such methods of sale. The sales will be at market prices prevailing at the time of sale or at negotiated prices. Such transactions may or may not involve brokers or dealers.

The selling shareholder may effect such transactions by selling common stock directly to purchasers or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling shareholder. They may also receive compensation from the purchasers of common shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

Steve Illes is an "underwriter" within the meaning of the Act in connection with the sale of shares purchased from us under his agreement with us. The ten-percent discount received by him in connection with his purchase of shares from us will be an underwriting discount and the $45,000 due diligence fee paid to him by us will be underwriting compensation. Any broker-dealers or agents that are involved in selling the shares may also be deemed to be "underwriters" within the meaning of the Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and profit on the resale of the shares purchased by them may be deemed to be underwriting discounts under the Act.

The selling shareholder also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Act, provided he meets the criteria and conforms to the requirements of such Rule. We have agreed to bear all the expenses (other than selling commissions) in connection with the registration and sale of the common stock covered by this prospectus. In some circumstances, we have agreed to indemnify the selling shareholder against certain losses and liabilities, including liabilities under the Act.

We have advised the selling shareholder that while he is engaged in a distribution of the shares included in this prospectus he is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.




                            DESCRIPTION OF SECURITIES

General

We are authorized to issue up to 475,000,000 shares of common stock, no par value, and 1,800,000 shares of undesignated preferred stock. As of the date hereof, 900,000 preferred shares have been designated as series A convertible preferred stock, no par value. As of May 31, 2004, there were 339,453,012 shares of common stock issued and outstanding and 522,742 shares of series A preferred stock issued and outstanding which are convertible into 522,742 shares of common stock. Through May 31, 2004, a total of 588,408 shares of preferred stock have been converted into 664,852 shares of common stock and $2,684,444 of accrued and unpaid dividends thereon have been converted into 288,521 shares of common stock.

Common Stock

The holder of each share of common stock:

o is entitled to one vote on all matters submitted to a vote of the shareholders of USA, including the election of directors. There is no cumulative voting for directors;

o does not have any preemptive rights to subscribe for or purchase shares, obligations, warrants, or other securities of USA; and

o is entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for payment of dividends.

No dividend may be paid on the common stock until all accumulated and unpaid dividends on the series A preferred stock have been paid. Upon any liquidation, dissolution or winding up of USA, holders of shares of common stock are entitled to receive pro rata all of the assets of USA available for distribution, subject to the liquidation preference of the series A preferred stock of $10.00 per share and any unpaid and accumulated dividends on the series A preferred stock.

Series A Convertible Preferred Stock

The holders of shares of Series A preferred stock:

o have the number of votes per share equal to the number of shares of common stock into which each such share is convertible (i.e., 1 share of series A preferred stock equals 1 vote);

o are entitled to vote on all matters submitted to the vote of the shareholders of USA, including the election of directors; and

o are entitled to an annual cumulative cash dividend of $1.50 per annum, payable when, as and if declared by the Board of Directors.

The record dates for payment of dividends on the Series A Preferred Stock are February 1 and August 1 of each year. Any and all accumulated and unpaid cash dividends on the Series A Preferred Stock must be declared and paid prior to the declaration and payment of any dividends on the Common Stock. Any unpaid and accumulated dividends will not bear interest. As of May 31, 2004 the accumulated and unpaid dividends were $6,677,180.

Each share of Series A Preferred Stock is convertible at any time into 1 share of fully issued and non-assessable Common Stock. Accrued and unpaid dividends earned on shares of Series A Preferred Stock being converted into Common Stock are also convertible into Common Stock at the rate $10.00 per share of Common Stock at the time of conversion and whether or not such dividends have then been declared by USA. As of May 31, 2004 a total of 588,408 shares of series A Preferred Stock have been converted into common stock and accrued and unpaid dividends thereon have been converted into 288,521 shares of Common Stock. The conversion rate of the Series A Preferred Stock (and any accrued and unpaid dividends thereon) will be equitably adjusted for stock splits, stock combinations, recapitalizations, and in connection with certain other issuances of common stock by USA. Upon any liquidation, dissolution, or winding-up of USA, the holders of Series A Preferred Stock are entitled to receive a distribution in preference to the Common Stock in the amount of $10.00 per share plus any accumulated and unpaid dividends.

We have the right, at any time, to redeem all or any part of the issued and outstanding series A preferred stock for the sum of $11.00 per share plus any and all unpaid and accumulated dividends thereon. Upon notice by USA of such call, the holders of the series A preferred stock so called will have the opportunity to convert their shares and any unpaid and accumulated dividends thereon into shares of common stock. The $11.00 per share figure was the redemption price approved by the Directors and shareholders of USA at the time the series A preferred stock was created and first issued. We currently have no plans to redeem the preferred stock.

12% Senior Notes

As of May 31, 2004, we had outstanding $3,404,490 of Senior Notes due December 31, 2007, $3,213,500 of Senior Notes due December 31, 2006, $3,011,791 of Senior
Notes due December 31, 2005 and $451,152 of Senior Notes due December 31, 2004. The principal amount of each senior note which is not voluntarily converted shall be payable on the maturity date thereof, at which time any unpaid and accrued interest shall also become due. Interest shall accrue at the rate of 12% per annum from and after the date of issuance and shall be payable quarterly in arrears on December 31, March 31, June 30, and September 30 of each year until maturity. The senior notes are senior to all existing equity securities of USA, including the series A preferred stock.

Of the Senior Notes due December 31, 2003, a total of $3,823,000 were purchased through the exchange of $3,823,000 of the old senior notes previously due December 31, 2001. The principal amount of these notes is convertible at any time into shares of common stock at the rate of $1.25 per share. The interest paid on these notes is also convertible into shares of common stock at the rate of $1.00 per share. For the quarters ended September 31, 2001 and December 31, 2001, the conversion rate relating to the interest payments was reduced to $.50 per share and for the quarter ended March 31, 2002 to $.40 per share and for the quarters ended June 30, 2002, September 30, 2002, December 31, 2002, March 31, 2003, June 30, 2003, and September 30, 2003, to $.20 per share together with one warrant at $.20 per share for each share issued with an exercise termination date of August 30, 2004. We have agreed to use our best efforts to register these shares as well as the shares underlying the warrants for resale under the Act. These shares and shares underlying the warrants issued by us on account of the December 31, 2003 quarter were registered for resale under the Act in August 2004. In March 2003, each holder of these senior notes was granted the right to have the conversion rate reduced to $.20 in exchange for extending the maturity date for three additional years or until December 31, 2006 of which certain notes have converted to common stock as of May 31,2004. A total of $5,024,000 of these notes have been extended to December 31, 2006 of which certain notes have converted to common stock as of May 31, 2004. In connection with any extensions other than the reduction of the conversion rate, there were no other payments or benefits exchanged between USA and the noteholders.

The principal amount of each Senior Note due December 31, 2004 is convertible at any time into shares of Common Stock at the rate of $.40 per share. In January 2002, the Company agreed to provide the option to each holder of these senior notes to elect to accept shares in lieu of receiving cash in satisfaction of the interest payments otherwise due to them on account of the last three quarters of fiscal 2002. The conversion rate for this interest payment due for the quarter ended March 31, 2002 was $.40 per share. The Company continued this option at $.20 per share for the quarters ended June 30, 2002, September 30, 2002, December 31, 2002, March 31, 2003, June 30, 2003, September 30, 2003, and
December 31, 2003 together with one warrant at $.20 for each share issued with an exercise termination date of August 30, 2004. We have agreed to register these shares as well as the shares underlying the warrants for resale under the Act. These shares and shares underlying the warrants issued by us on account of the December 31, 2003 quarter are included in this prospectus. In March 2003, each holder of these senior notes was granted the right to have the conversion rate reduced to $.20 in exchange for extending the maturity date for three additional years or until December 31, 2007. The noteholder was required to make the election on or prior to December 31, 2003. A total of $4,191,350 of these notes have been extended to December 31, 2007 and are convertible at $.20 per share of which certain notes have converted to common stock as of May 31,2004,. In connection with any extensions other than the reduction of the conversion rate, there were no other payments or benefits exchanged between USA and the noteholders.

The principal amount of each Senior Note due December 31, 2005 is convertible at any time into shares of Common Stock at the rate of $.20 per share. The Company agreed to provide the option to each holder of these senior notes to elect to accept shares in lieu of receiving cash in satisfaction of the interest payments otherwise due to them on account of the last quarter of fiscal 2002 at the rate of $.20 per share. The Company continued this option at $.20 per share for the quarters ended September 30, 2002, December 31, 2002, March 31, 2003, June 30, 2003, September 30, 2003, and December 31, 2003 together with one warrant at $.20 for each share issued with an exercise termination date of August 30, 2004. We have agreed to register these shares as well as the shares underlying the warrants for resale under the Act.

During June 2004, we issued a warrant to purchase one share for each existing warrant then held by the holders of the senior notes who had elected to receive the warrant in lieu of a cash interest payment.

The indebtedness evidenced in the Senior Note is subordinated to the prior payment when due of the principal of, premium, if any, and interest on all "Senior Indebtedness", as defined herein, of USA as follows: Upon any distribution of its assets in a liquidation or dissolution of USA, or in bankruptcy, reorganization, insolvency, receivership or similar proceedings relating to USA, the Lender shall not be entitled to receive payment until the holders of Senior Indebtedness are paid in full. Until a payment default occurs with respect to any Senior Indebtedness, all payments of principal and interest due to Lender under the senior note shall be made in accordance with this senior note. Upon the occurrence of any payment default with respect to any Senior Indebtedness then, upon written notice thereof to USA and Lender by any holder of such Senior Indebtedness or its representative, no payments of principal or interest on the senior note shall be made by USA until such payment default has been cured to the satisfaction of the holder of such Senior Indebtedness or waived by such holder, provided, however, that if during the 180 day period following such default, the holder of Senior Indebtedness has not accelerated its loan, commenced foreclosure proceedings or otherwise undertaken to act on such default, then USA shall be required to continue making payments under the senior note, including any which had not been paid during such 180 day period. In the event that any institutional lender to USA at any time so requires, the Lender shall execute, upon request of USA, any intercreditor or subordination agreement(s) with any such institutional lender on terms not materially more adverse to the Lender then the subordination terms contained in this senior note.

The term "Senior Indebtedness" shall mean (a) all direct or indirect, contingent or certain indebtedness of any type, kind or nature (present or future) created, incurred or assumed by USA with respect to any future bank or other financial institutional indebtedness of USA or (b) any indebtedness created, incurred, or assumed, by USA secured by a lien on any of our assets.

Notwithstanding anything herein to the contrary, Senior Indebtedness does not include:

o unsecured accounts payable to trade creditors of USA incurred in the ordinary course of business;

o    any debt owed by USA to any officer, director or stockholder of USA;

o any obligation of Borrower issued or contracted for as payment in consideration of the purchase by USA of the capital stock or substantially all of the assets of another person or in consideration for the merger or consolidation with respect to which USA was a party;

o    any operating lease obligations of USA;

o any other indebtedness which by its terms is subordinated to the senior note; or

o any "other indebtedness" which is subordinated to all indebtedness to which the senior note is subordinated in substantially like terms as the senior note; which such "other indebtedness" shall be treated as equal with the indebtedness evidenced by the senior note.

Common Stock Purchase Warrants

As of May 31, 2004, there are outstanding warrants to purchase 7,142,858 shares at $.07 per share, warrants to purchase 5,000,000 shares at $.10 per share, warrants to purchase 750,000 shares at $.067 per share, warrants to purchase 3,654,859 shares at $.20 per share, warrants to purchase 1,200,000 shares at $.91 per share, warrants to purchase 377,927 shares at $1.00 per share, warrants to purchase 2,901 shares at $1.03 per share, and warrants to purchase 75,000 shares at $1.25 per share.

The exercise price of the warrants and the number of shares of Common Stock issuable upon exercise of the warrants are subject to adjustment in certain circumstances, including a stock split of, stock dividend on, or a subdivision, combination or recapitalization of the common stock. Upon the merger, consolidation, sale of substantially all the assets of USA, or other similar transaction, the warrant holders shall, at the option of USA, be required to exercise the warrants immediately prior to the closing of the transaction, or such warrants shall automatically expire. Upon such exercise, the warrant holders shall participate on the same basis as the holders of common stock in connection with the transaction.

The warrants do not confer upon the holder any voting or any other rights of a shareholder of USA. Upon notice to the warrant holders, USA has the right, at any time and from time to time, to reduce the exercise price or to extend the warrant termination date.

Shares Eligible for Future Sale

Of the 339,453,012 shares of common stock issued and outstanding on May 31, 2004, a total of approximately 31,771,925 are restricted securities which are not currently eligible for sale under Rule 144 promulgated under the Act. As of May 31, 2004, there were 522,742 shares of preferred stock issued and outstanding, all of which are freely transferable without further registration under the Act (other than shares held by "affiliates" of USA).

The shares of preferred stock issued and outstanding as of the date hereof are convertible into 522,742 shares of common stock all of which would be fully transferable without further registration under the Act (other than shares held by "affiliates" of USA).

Shares of our common stock which are not freely tradeable under the Act are known as "restricted securities" and cannot be resold without registration under the Act or pursuant to Rule 144 promulgated thereunder.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including any affiliate of USA, who beneficially owns "restricted securities" for a period of at least one year is entitled to sell within any three-month period, shares equal in number to the greater of (i) 1% of the then outstanding shares of the same class of shares, or
(ii) the average weekly trading volume of the same class of shares during the four calendar weeks preceding the filing of the required notice of sale with the SEC. The seller must also comply with the notice and manner of sale requirements of Rule 144, and there must be current public information available about USA. In addition, any person (or persons whose shares must be aggregated) who is not, at the time of sale, nor during the preceding three months, an affiliate of the USA, and who has beneficially owned restricted shares for at least two years, can sell such shares under Rule 144 without regard to the notice, manner of sale, public information or the volume limitations described above.

Transfer Agent and Registrar

The Transfer Agent and Registrar for our stock and warrants is American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005.




                                  LEGAL MATTERS

The validity of the common stock has been passed upon for us by Lurio & Associates, P.C., Philadelphia, Pennsylvania 19103. The President of that law firm, Douglas M. Lurio, is a Director of the Company.




                                     EXPERTS

The consolidated financial statements of USA Technologies, Inc. appearing in the

USA Technologies, Inc. Annual Report (Form 10-KSB) for the year ended June 30, 2003 and the consolidated financial statements appearing in the USA Technologies, Inc. Annual Report (Form 10-KSB) for the year ended June 30, 2002, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon (which contain explanatory paragraphs describing conditions that raise substantial doubt about the Company's ability to continue as a going concern as described in Note 2 to the consolidated financial statements) or incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.


The financial statements of Bayview Technology Group, LLC as of December 31, 2002 and 2001 and for each of the periods in the two years ended December 31, 2002 incorporated by reference in this Prospectus have been audited by Anton Collins Mitchell LLP, independent registered public accounting firm, as set forth in their report (which contains an explanatory paragraph regarding the Company's ability to continue as a going concern) incorporated herein by reference, and are incorporated herein in reliance upon such report given upon the authority of said firms as experts in auditing and accounting.



                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission. Anyone may inspect a copy of the registration statement or any other reports we file, without charge at the public reference facility maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, NW, Washington, DC 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission.

You can find additional information concerning us on our website http://wwwusatech.com. Information on our website is not and should not be considered a part of this prospectus.



                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Securities and Exchange Commission allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Securities and Exchange Commission. The information incorporated by reference is considered to be part of this prospectus, and documents that we file later with the Securities and Exchange Commission will automatically update and supercede previously filed information.

We incorporate by reference the documents set forth below that we have previously filed with the Securities and Exchange Commission. These documents contain important information about our Company and its finances.


1. Annual Report on Form 10-KSB for the year ended June 30, 2003 which was filed on October 14, 2003;

2. Annual Report on Form 10-KSB for the year ended June 30, 2002 which was filed on October 15, 2002;

3. Quarterly Report on Form 10-QSB for the period ended September 30, 2003 which was filed on November 19, 2003;

4. Quarterly Report on Form 10-QSB for the period ended December 31, 2003 which was filed February 12, 2004;

5. Quarterly Report on Form 10-QSB for the period ended March 31, 2004 which was filed on May 17, 2004;

6.   Current Report on Form 8-K which was filed on July 14, 2003;

7. Amendment to Current Report on Form 8-K/A which was filed on September 24, 2003;

8.   Current Report on Form 8-K which was filed on October 3, 2003;

9.   Current Report on Form 8-K which was filed on January 7, 2004;

10.  Current Report on Form 8-K which was filed on January 22, 2004; and

11.  Current Report on Form 8-K which was filed on May 24, 2004.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

A copy of our above-mentioned Form 10-KSB and Form-10QSB for the quarter ended March 31,2004 are included with this prospectus and are being delivered without charge to each person to whom a prospectus is being delivered.


We will also provide without charge to each person to whom a copy of this prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference herein (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to:
George R. Jensen, Jr., Chairman and Chief Executive Officer, USA Technologies, Inc., 100 Deerfield Lane, Suite 140, Malvern, PA 19355.

                          OTHER INFORMATION AND EVENTS

Selected Financial Data

The following selected financial data for the five years ended June 30, 2003 are derived from the audited consolidated financial statements of USA Technologies, Inc. The financial data for the nine-month periods ended March 31, 2004 and 2003 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which USA Technologies, Inc. considers necessary for a fair presentation of the financial position and the results of operations for these periods.

Operating results for the nine months ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ended June 30, 2004. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.


                                                                                                             Nine months ended
                                                          Year ended June 30                                     March 31
                                       2003           2002          2001         2000         1999          2004            2003
                                 --------------------------------------------------------------------  ---------------------------
Operations Data

Revenues                         $  2,853,068  $  1,682,701  $  1,451,002   $ 2,054,341   $ 3,890,516   $  4,947,882  $  2,233,330

Loss before cumulative effect
  of accounting change           $(21,965,499) $(17,314,807) $(10,135,244)  $(8,404,481)  $(3,651,624)  $(16,424,278) $(12,542,898)

Cumulative effect of accounting
  change                                   -             -       (821,000)           -             -             -              -
                                 --------------------------------------------------------------------  ----------------------------
Net loss                          (21,965,499)  (17,314,807)  (10,956,244)   (8,404,481)   (3,651,624)   (16,424,278)  (12,542,898)

Cumulative preferred dividends       (793,586)     (822,561)     (836,541)     (930,078)   (1,002,453)      (786,513)     (793,586)
                                 --------------------------------------------------------------------  ----------------------------
Loss applicable to common
  shares                         $(22,759,085) $(18,137,368) $(11,792,785)  $(9,334,559)  $(4,654,077)  $(17,210,791) $(13,336,484)
                                 ====================================================================  ============================

Loss per common share (basic and diluted)

Loss before cumulative effect
of accounting change             $      (0.20) $      (0.50) $      (0.65)   $    (0.92)  $     (1.07)  $      (0.06) $      (0.15)

Cumulative effect of
accounting change                          -            -           (0.05)            -            -               -           -
                                 --------------------------------------------------------------------   ---------------------------
Net loss                         $      (0.20) $      (0.50) $      (0.70)   $    (0.92)  $     (1.07)  $      (0.06) $      (0.15)
                                 ====================================================================   ===========================
Cash dividends per common share  $         -   $         -   $          -    $       -    $        -    $         -   $         -


Balance Sheet Data

Total assets                     $ 17,892,681  $ 17,056,773   $ 6,180,061    $4,509,208   $ 3,657,854   $ 25,287,006  $ 17,372,682
Convertible Senior Notes and
  other long-term debt           $  8,033,083  $  7,117,453   $ 4,289,858    $2,723,367   $ 2,076,816   $  6,620,366  $  8,003,969
Shareholders' equity
  (accumulated deficit)          $  3,692,083  $  3,395,892   $(2,400,897)   $ (155,482)  $  (643,529)  $ 12,744,452  $   (466,333)



(a) The cumulative effect of an accounting change in fiscal year 2001 reflects a catch up adjustment as required by EITF Issue 00-27, Application of EITF Issue 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios to Certain Convertible Instruments" in connection with $4.6 million of Convertible Senior Notes issued by the Company in 1999.

(b) During fiscal year 2001, the Company recorded an $863,000 loss on an exchange of debt which was originally reported as an extraordinary loss. In accordance with the provisions of SFAS No. 145, "Recission of FASB Statements No. 4, 44 and 62, Amendment of SFAS No. 13, and Technical Corrections," such loss was reclassified to a loss from continuing operations.

(c) In May 2002 the Company acquired Stitch Networks Corporation. In July 2003 the Company acquired substantially all the assets of Bayview Technology Group, LLC. Both acquisitions have been accounted for using the purchase method and, accordingly, are included in the Company's results of operations from their respective dates of acquisition.

(d) The Company restated the June 30, 2002 balance sheet and statement of shareholders' equity from that originally reported to correct the valuation of the marketable equity securities issued in connection with the Company's May 2002 acquisition of Stitch Networks Corporation in accordance with EITF 99-12: "Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination". The restated June 30, 2002 balance sheet and statement of shareholders' equity reflect the marketable securities issued in connection with this transaction at the market price a few days before and a few days after April 10, 2002, the date the definitive agreement was signed. The restated June 30, 2002 consolidated financial statements reflect an increase in Goodwill from $6,800,827 to $7,945,580 and an increase in Common Stock from $55,443,750 to $56,588,503. The restatement did not impact the net loss or loss per common share reported.

Unaudited quarterly results of operations for the years ended June 30, 2003 and 2002 and the nine months ended March 31, 2004 follow and should be read in conjunction with the consolidated financial statements and management's discussion and analysis of financial condition and results of operations contained in the Company's annual reports on Form 10-KSB and quarterly reports on Form 10-QSB.



                                              First          Second            Third          Fourth
                                             Quarter         Quarter          Quarter         Quarter          Year
                                        --------------------------------------------------------------------------------

 Year ended June 30, 2003

Revenues                                 $     734,445   $     774,647    $     724,238   $     619,738    $   2,853,068
Gross profit                             $      66,985   $     102,707    $       6,465   $    (294,532)   $    (118,375)
Net loss                                 $  (3,574,218)  $  (3,630,997)   $  (5,337,683)  $  (9,422,601)   $ (21,965,499)
Cumulative preferred dividends           $    (396,962)  $          -     $    (396,624)  $          -     $    (793,586)
Loss applicable to common shares         $  (3,971,180)  $  (3,630,997)   $  (5,734,307)  $  (9,422,601)   $ (22,759,085)

Loss per common share (basic and
diluted)                                 $       (0.06)  $       (0.04)   $       (0.05)  $       (0.05)   $       (0.20)


 Year ended June 30, 2002

 Revenues                                $     365,747   $     324,882    $     427,643   $     564,429    $   1,682,701
 Gross profit                            $     152,713   $     127,884    $     225,869   $  (2,886,666)   $  (2,380,200)
 Net loss                                $  (2,257,638)  $  (2,462,676)   $  (3,462,183)  $  (9,132,310)   $ (17,314,807)
 Cumulative preferred dividends          $    (413,219)  $          -     $    (409,342)  $          -     $    (822,561)
 Loss applicable to common shares        $  (2,670,857)  $  (2,462,676)   $  (3,871,525)  $  (9,132,310)   $ (18,137,368)

 Loss per common share (basic and
   diluted)                              $       (0.11)  $       (0.08)   $       (0.11)  $       (0.20)  $        (0.50)


 Nine months ended March 31, 2004
 Revenues                                $   1,680,608   $   1,914,586    $   1,352,689
 Gross profit                            $     598,445   $     831,167    $     281,747
 Net loss                                $  (9,303,084)  $  (3,737,624)   $  (3,383,570)
 Cumulative preferred dividends          $    (393,369)  $          -     $    (393,144)
 Loss applicable to common shares        $  (9,696,453)  $  (3,737,624)   $  (3,776,714)

 Loss per common share (basic and
   diluted)                              $       (0.04)  $       (0.01)   $       (0.01)



The Company's exposure to market risks for interest rate changes is not significant. Interest rates on its Senior Notes and long-term debt are generally fixed and its investments in cash equivalents and other securities are not significant. Market risks related to fluctuations of foreign currencies is not significant and the Company has no derivative instuments.


Equity Developments

In June 2004 the Board of Directors took certain actions:

         Each investor in the 2004-A private placement offering of Common Stock (an offering for the issuance of up to 35,000,000 shares of Common

         Stock at $.15 per share authorized by the Board of Directors in February 2004 resulting in sales through March 31, 2004 of 550,000 shares for gross proceeds of $82,500 and an aggregate of 28,290,833 shares for gross proceeds of $4,243,625 through June 30, 2004) will receive warrants to purchase shares of the Company's Common Stock equal to 50% of the number of shares purchased in the offering. These warrants will be exercisable at $.20 per share and expire on December 31, 2004. As of June 30, 2004, 14,145,417 warrants were issued. The shares underlying these warrants were registered for resale under the Act in August 2004 pursuant to the Registration Statement referred to below.


         Warrants granted to holders of Senior Notes who opted to receive payment of interest in Common Shares in lieu of cash had the expiration date of their warrants extended to August 30, 2004 from June 30, 2004. As of June 30, 2004 there were warrants outstanding to purchase 3,716,496 shares of Common Stock at $.20 per share. In addition, the holders of these warrants were granted one additional warrant for each warrant previously granted with the same exercise price and an expiration date of December 31, 2004. The shares underlying these warrants were registered for resale under the Act in August 2004 pursuant to the Registration Statement referred to below.

The Company and Mr. Illes, an accredited investor, had initially entered into a Common Stock Purchase Agreement on June 18, 2004. On August 6, 2004, the Company and Mr. Illes entered into a new agreement that completely replaces the earlier agreement. During the one year period following the date of effectiveness of a registration statement covering the shares, Illes has agreed to purchase from USA shares of Common Stock, provided that the aggregate purchase price can not exceed $7,500,000. Under the Agreement, USA has the right at any time to require Illes to purchase Common Stock from USA at the lower of: (i) $.30; or (ii) 90% of the closing bid price per share on the date prior to the date of the delivery by USA to Illes of notice of his obligation to purchase. USA can require Illes to purchase shares under the Agreement only if the shares have been registered by the Company for resale by Illes under the Act. During any calendar month, Illes can not be required by USA to purchase Common Stock for an aggregate purchase price in excess of $700,000. We have agreed to pay to Illes a due diligence fee of $45,000.

During August 2004, the Company had a registration statement on Form SB-2 become effective. There were an aggregate of 47,379,930 shares of the Company's Common Stock registered for resale by shareholders who had previously purchased shares of Common Stock from the Company or who had been granted warrants to purchase common shares. The Company will receive no proceeds from any sale or resale of these shares that may take place. To the extent that holders of the warrants would exercise those warrants, the Company would receive proceeds from the exercises. The exercise price per share for all the warrants is $.20 which is a price in excess of the market price of $.16 as of August 6, 2004.

Liquidity Discussion


As of June 30, 2004, the Company had cash and cash equivalents of approximately $3,000,000. These cash balances resulted from the proceeds generated from the various private placememnts of Common Stock that have taken place during fiscal 2004, the most recent of which is the 2004-A offering. The 2004-A offering was initiated in February 2004 and resulted in the sale of 28,290,833 shares at $0.15 per share. Through March 31, 2004, 550,000 shares were sold under this offering resulting in gross proceeds of $82,500 and subsequent to this date, 27,740,833 shares were sold under this offering resulting in gross process proceeds of $4,161,125. In addition, warrants were exercised during the three months ended June 30, 2004 pursuant to which more than 20,000,000 shares of Common Stock were issued providing proceeds of approximately $1,800,000. 28

During the year ended June 30, 2003 cash used in operating activities was approximately $750,000 per month. For the nine months ended March 31, 2004, the average cash used in operating activities was approximately $850,000 per month. Operating cash flows during the nine months ended March 31, 2004 were impacted by working capital increases that were disproportionate to the increase in revenues, as well as the investment made in working capital to support the energy management equipment line acquired from Bayview. The nine-month period also absorbed cash bonuses of approximately $600,000, primarily to the Company's executive officers. The Company believes it can improve its management of working capital, primarily related to accounts receivable, and reduce cash used in operating activities to approximately $700,000 per month, which is comparable to cash used in operating activities during the three months ended March 31, 2004. The foregoing estimated monthly cash requirement assumes no significant increase in revenues. Using that as a basis for estimating cash requirements, along with requirements for capital expenditures and repayment of long-term debt, the Company's cash needs would approximate $9,000,000 for the twelve months through June 30, 2005.

If cash requirements materialize over the twelve months through June 30, 2005 on the basis described, the Company would expect that the cash resources currently available and in place should be sufficient to provide funding for its operating needs over that period considering cash on hand as of June 30, 2004 and anticipated funding of up to $7,500,000 under the Common Stock Purchase Agreement with Steve Illes. Other sources of capital include (i) future exercises of warrants for which there are "in the money" warrants with exercise prices below $0.11 per share that would yield approximately $1,000,000 based on the warrants outstanding as of May 31, 2004 and (ii) the capital markets which the Company believes are available to raise funding if needed given its current product offerings and the markets it is addressing.




               DISCLOSURE OF COMMISION POSITION ON INDEMNIFICATION
                          OR SECURITIES ACT LIABILITIES



Section 1746 of the Pennsylvania Business Corporation Law of 1988, as amended ("BCL"), authorizes a Pennsylvania corporation to indemnify its officers, directors, employees and agents under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their holding or having held such positions with the corporation and to purchase and maintain insurance of such indemnification. Our By-laws substantively provide that we will indemnify our officers, directors, employees and agents to the fullest extent provided by Section 1746 of the BCL.

Section 1713 of the BCL permits a Pennsylvania corporation, by so providing in its By-laws, to eliminate the personal liability of a director for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office and the breach or failure constitutes self-dealing, willful misconduct or recklessness. In addition, no such limitation of liability is available with respect to the responsibility or liability of a director pursuant to any criminal statute or for the payment of taxes pursuant to Federal, state or local law. Our By-laws eliminate the personal liability of the directors to the fullest extent permitted by Section 1713 of the BCL.

In sofar as indemnification for liabilities arising under the Act may be permitted to Directors, officers and controlling persons of USA pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                                 PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS



Item 14. Other Expenses of Issuance and Distribution.

The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock, other than underwriting discounts and commissions.



Securities and Exchange Commission - Registration Fee .     $   798.21
Printing and Engraving Expenses   . . . . . . . . . . .     $ 4,201.79
Accounting Fees and Expenses      . . . . . . . . . . .     $12,500.00
Legal Fees and Expenses    . . . . . . . . . . . . . . .    $12,500.00
                                                            ----------
             Total   . . . . . . . . . . . . . . . . . .    $30,000.00
                                                            ==========



Item 15. Indemnification of Officers and Directors.

Section 1746 of the Pennsylvania Business Corporation Law of 1988, as amended ("BCL"), authorizes a Pennsylvania corporation to indemnify its officers, directors, employees and agents under certain circumstances against expenses and liabilities incurred in legal proceedings involving such persons because of their holding or having held such positions with the corporation and to purchase and maintain insurance of such indemnification. Our By-laws substantively provide that we will indemnify our officers, directors, employees and agents to the fullest extent provided by Section 1746 of the BCL.

Section 1713 of the BCL permits a Pennsylvania corporation, by so providing in its By-laws, to eliminate the personal liability of a director for monetary damages for any action taken unless the director has breached or failed to perform the duties of his office and the breach or failure constitutes self-dealing, willful misconduct or recklessness. In addition, no such limitation of liability is available with respect to the responsibility or liability of a director pursuant to any criminal statute or for the payment of taxes pursuant to Federal, state or local law. Our By-laws eliminate the personal liability of the directors to the fullest extent permitted by Section 1713 of the BCL.

Item 16. Exhibits.

Exhibit
Number        Description
--------------------------------------------------------------------------------

2.1 Asset Purchase Agreement dated July 11, 2003 by and between USA and Bayview Technology Group LLC (Incorporated by reference to
              Exhibit 2.1 to Form 8-K filed July 14, 2003)

3.1 Amended and Restated Articles of Incorporation of USA filed January 26, 2004 (Incorporated by reference to Exhibit 3.1.19 to Form 10-QSB filed on February 12, 2004).

3.2 By-Laws of USA (Incorporated by reference to Exhibit 3.2 to Form SB-2 Registration Statement No. 33-70992).

4.1           Warrant  Agreement  dated  as of June  21,  1995  between  USA and
              American Stock Transfer and Trust Company (Incorporated by reference to Exhibit 4.1 to Form SB-2 Registration Statement No. 33-98808, filed October 31, 1995).

4.2           Form of Warrant Certificate  (Incorporated by reference to Exhibit
              4.2 to Form SB-2 Registration Statement, No. 33-98808, filed October 31, 1995).

4.3 1996 Warrant Agreement dated as of May 1, 1996 between USA and American Stock Transfer and Trust Company (Incorporated by reference to Exhibit 4.3 to Form SB-2 Registration Statement No. 333-09465).

4.4           Form of 1996  Warrant  Certificate  (Incorporated  by reference to
              Exhibit 4.4 to Form SB-2 Registration Statement No. 333-09465).

4.5 Form of 1997 Warrant (Incorporated by reference to Exhibit 4.1 to Form SB-2 Registration Statement No. 333-38593, filed February 4,
              1998).

4.6 Form of 12% Senior Note (Incorporated by reference to Exhibit 4.6 to Form SB-2 Registration Statement No. 333-81591).

4.7 Warrant Certificate of I. W. Miller Group, Inc. (Incorporated by reference to Exhibit 4.7 to Form SB-2 Registration Statement No. 84513).

4.8 Warrant Certificate of Harmonic Research, Inc. (Incorporated by reference to Exhibit 4.8 to Form SB-2 Registration Statement No. 333-84513).

4.9 Registration Rights Agreement dated August 3, 2001 by and between the Company and La Jolla Cove Investors, Inc. (Incorporated by reference to Exhibit 4.9 to Form 10-KSB filed on October 1, 2001).

4.10 Securities Purchase Agreement dated August 3, 2001 between the Company and La Jolla Cove Investors, Inc. (Incorporated by reference to Exhibit 4.10 to Form 10-KSB filed on October 1,
              2001).

4.11 Form of Conversion Warrants to be issued by the Company to La Jolla Cove Investors, Inc. (Incorporated by reference to Exhibit
              4.11 to Form 10-KSB filed on October 1, 2001).

4.12 $225,000 principal amount 9 3/4% Convertible Debenture dated August 3, 2001 issued by the Company to La Jolla Cove Investors, Inc. (Incorporated by reference to Exhibit 4.12 to Form 10-KSB filed on October 1, 2001).

4.13 Warrant certificate dated July 11, 2001 from the Company to La Jolla Cove Investors, Inc. (Incorporated by reference to Exhibit
              4.13 to Form 10-KSB filed on October 1, 2001).

4.14 August 2, 2001 letter from La Jolla Cove Investors, Inc. to the Company (Incorporated by reference to Exhibit 4.14 to Form 10-KSB filed on October 1, 2001).

4.15 Subscription Agreement dated October 26, 2001 by and between the Company and Ratner & Prestia, P.C. (Incorporated by reference to
              Exhibit 4.15 to Form SB-2 Registration Statement No. 333-72302).

4.16 Subscription Agreement dated October 26, 2002 by and between the Company and Ratner & Prestia, P.C. (Incorporated by reference to
              Exhibit 4.16 to Form SB-2 Registration Statement No. 333-101032).
4.17 Stock Purchase Agreement dated October 26, 2002 by and between the Company and Kazi Management VI, Inc. (Incorporated by reference to
              Exhibit 4.17 to Form SB-2 Registration Statement No. 333-101032).

4.18 Warrant Certificate (no. 189) dated October 26, 2002 in favor of Kazi Management VI, Inc. (Incorporated by reference to Exhibit
              4.18 to Form SB-2 Registration Statement No. 333-101032).

4.19 Registration Rights Agreement dated October 26, 2002 by and between the Company and Kazi Management, Inc. (Incorporated by reference to Exhibit 4.19 to Form SB-2 Registration Statement No. 333-101032).

4.20 Warrant Certificate (no. 190) dated October 26, 2002 in favor of Kazi Management VI, Inc. (Incorporated by reference to Exhibit
              4.20 to Form SB-2 Registration Statement No. 333-101032).

4.21 Subscription Agreement dated November 4, 2002 by and between the Company and Alpha Capital Aktiengesellschaft (Incorporated by reference to Exhibit 4.21 to Form SB-2 Registration Statement No. 333-101032).

4.22 Form of Common Stock Purchase Warrant dated November 4, 2002 in favor of Alpha Capital Aktiengesellschaft (Incorporated by reference to Exhibit 4.22 to Form SB-2 Registration Statement No. 333-101032).

4.23 Warrant Certificate (No. 196) dated March 17, 2003 in favor of La Jolla Cove Investors, Inc. (Incorporated by reference to Exhibit
              4.23 to Form SB-2 Registration Statement No. 333-101032).

4.24          Form of 2004 Senior Note  (Incorporated  by  reference  to Exhibit
              4.24 to Form SB-2 Registration Statement No. 333-101032).

4.25          Form of 2005 Senior Note  (Incorporated  by  reference  to Exhibit
              4.25 to Form SB-2 Registration Statement No. 333-101032).

4.26 Stock Purchase Agreement dated May 2, 2003 by and between USA and Providence Investment Management (Incorporated by reference to
              Exhibit 4.26 to Form SB-2 Registration Statement No. 333-101032).

4.27 Stock Purchase Agreement dated March, 2003 by and between USA and Steve Illes (Incorporated by reference to Exhibit 4.27 to Form SB-2 Registration Statement No. 333-101032).

4.28 Stock Purchase Agreement dated September 23, 2003 by and between USA and Wellington Management Company, LLC. (Incorporated by reference to Exhibit 4.28 to Form 10-KSB filed on October 14,
              2003).

4.29 Stock Purchase Agreement dated September 26, 2003 by and between USA and George O'Connell. (Incorporated by reference to Exhibit
              4.29 to Form 10-KSB filed on October 14, 2003).

4.30 Stock Purchase Agreement dated September 24, 2003 by and between USA and Fulcrum Global Partners, LLC. (Incorporated by reference to Exhibit 4.30 to Form 10-KSB filed on October 14, 2003).

4.31 Stock Purchase Agreement dated September 2003 by and between USA and Prophecy Asset Management, Inc. (Incorporated by reference to
              Exhibit 4.31 to Form 10-KSB filed on October 14, 2003).

4.32 Letter Agreement between USA and La Jolla Cove Investors dated October 9, 2003. (Incorporated by reference to Exhibit 4.32 to Form SB-2 Registration Statement No. 333-101032)

4.33 Letter Agreement between USA and Alpha Capital Atkiengesellschaf dated October 3, 2003. (Incorporated by reference to Exhibit
              4.33 to Form SB-2 Registration Statement No. 333-101032)

4.34          Form of 2004-A Warrant Certificate. (Incorporated by reference to
              Exhibit 4.34 to Form SB-2 Registration Statement No. 333-116977)

**4.35 Common Stock Purchase Agreement between the Company and Steve Illes dated August 6, 2004.

** 5.1        Opinion of Lurio & Associates, P.C.

10.1 Employment and Non-Competition Agreement between USA and Adele Hepburn dated as of January 1, 1993 (Incorporated by reference to Exhibit 10.7 to Form SB-2 Registration Statement No. 33-70992).

10.1.1 First Amendment to Employment and Non-Competition Agreement between USA and Adele Hepburn dated as of February 4, 2004. (Incorporated by reference to Exhibit 10.1.1 to Form 10-QSB filed on February 12, 2004).

10.2          Adele  Hepburn  Common  Stock  Options  dated  as of July 1,  1993
              (Incorporated   by  reference  to  Exhibit   10.12  to  Form  SB-2
              Registration Statement No. 33-70992).

10.3 Certificate of Appointment of American Stock Transfer & Trust Company as Transfer Agent and Registrar dated October 8, 1993
              (Incorporated   by  reference  to  Exhibit   10.23  to  Form  SB-2
              Registration Statement No. 33-70992).

10.4 Employment and Non-Competition Agreement between USA and H. Brock Kolls dated as of May 1, 1994 (Incorporated by reference to Exhibit 10.32 to Form SB-2 Registration Statement No. 33-70992).

10.4.1 First Amendment to Employment and Non-Competition Agreement between USA and H. Brock Kolls dated as of May 1, 1994
              (Incorporated by reference to Exhibit 10.13.1 to Form SB-2 Registration Statement No. 333-09465).

10.4.2 Third Amendment to Employment and Non-Competition Agreement between USA and H. Brock Kolls dated February 22, 2000 (Incorporated by reference to Exhibit 10.3 to Form S-8 Registration Statement No. 333-341006).

10.4.3 Fourth Amendment to Employment and Non-Competition Agreement between USA and H. Brock Kolls dated April 15, 2002. (Incorporated by reference to Exhibit 10.4.3 to Form 10-QSB filed on February 12, 2004).

10.4.4 Fifth Amendment to Employment and Non-Competition Agreement between USA and H. Brock Kolls dated April 20, 2004.

10.5          H.  Brock  Kolls  Common  Stock  Options  dated as of May 1,  1994
              (Incorporated   by  reference  to  Exhibit   10.42  to  Form  SB-2
              Registration Statement No. 33-70992).

10.5.1        H. Brock Kolls  Common  Stock  Options  dated as of March 20, 1996
              (Incorporated   by  reference  to  Exhibit   10.19  to  Form  SB-2
              Registration Statement No. 33-70992)

10.6          Barry  Slawter  Common Stock  Options  dated as of August 25, 1994
              (Incorporated   by  reference  to  Exhibit   10.43  to  Form  SB-2
              Registration Statement No. 33-70992).

10.7 Employment and Non-Competition Agreement between USA and Michael Lawlor dated June 7, 1996 (Incorporated by reference to Exhibit
              10.28 to Form SB-2 Registration Statement No. 333-09465).


10.7.1 First Amendment to Employment and Non-Competition Agreement between USA and Michael Lawlor dated February 22, 2000 (Incorporated by reference to Exhibit 10.5 to Form S-8 Registration Statement No. 333-34106).

10.7.2 Separation Agreement between USA and Michael Lawlor dated May 13, 2003. (Incorporated by reference to Exhibit 10.7.2 to Form 10-KSB filed on October 14, 2003).

10.8 Michael Lawlor Common Stock Option Certificate dated as of June 7, 1996 (Incorporated by reference to Exhibit 10.29 to Form SB-2 Registration Statement No.333-09465).

10.9          Employment and  Non-Competition  Agreement between USA and Stephen
              P.  Herbert  dated April 4, 1996  (Incorporated  by  reference  to
              Exhibit 10.30 to Form SB-2 Registration Statement No. 333-09465).

10.9.1        First  Amendment  to  Employment  and  Non-Competition   Agreement
              between  USA and  Stephen  P.  Herbert  dated  February  22,  2000
              (Incorporated by reference to Exhibit 10.2 to Form S-8 Registration Statement No. 333-34106).

10.9.2 Second Amendment to Employment and Non-Competition Agreement between Stephen P. Herbert and the Company dated April 15, 2002 (Incorporated by reference to Exhibit 10.9.2 to Form SB-2 Registration Statement No. 333-101032).

10.9.3        Third  Amendment  to  Employment  and  Non-Competition   Agreement
              between   Stephen  P.   Herbert   and  USA  dated  July  25,  2003
              (Incorporated by reference to Exhibit 10.9.3 to Form SB-2 Registration Statement No. 333-101032).

10.9.4 Fourth Amendment to Employment and Non-Competition Agreement between USA and Stephen P. Herbert dated February 4, 2004. (Incorporated by reference to Exhibit 10.9.4 to Form 10-QSB filed on February 12, 2004).

10.10 Stephen P. Herbert Common Stock Option Certificate dated April 4, 1996 (Incorporated by reference to Exhibit 10.31 to Form SB-2 Registration Statement No. 333-09465).

10.11 RAM Group Common Stock Option Certificate dated as of August 22, 1996 (Incorporated by reference to Exhibit 10.34 to Form SB-2 Registration No. 33-98808).

10.12 RAM Group Common Stock Option Certificate dated as of November 1, 1996 (Incorporated by reference to Exhibit 10.35 to Form SB-2 Registration No. 33-98808).

10.13 Joseph Donahue Common Stock Option Certificate dated as of September 2, 1996 (Incorporated by reference to Exhibit 10.37 to Form SB-2 Registration No. 33-98808).

10.14         Employment and Non-Competition Agreement between USA and Leland P.
              Maxwell dated February 24, 1997 (Incorporated by reference to
              Exhibit 10.39 to Form SB-2 Registration No. 33-98808)

10.14.1 Second Amendment to Employment and Non-Competition Agreement between USA and Leland P. Maxwell dated February 22, 2000 (Incorporated by reference to Exhibit 10.4 to Form S-8 Registration Statement No.
              333-34106)

10.14.2       Separation Agreement between USA and Leland P. Maxwell dated
              May 9, 2003. (Incorporated by reference to Exhibit 10.14.2 to Form 10-KSB filed on October 14, 2003).

10.15 Leland P. Maxwell Common Stock Option Certificate dated February 24, 1997 (Incorporated by reference to Exhibit 10.40 to Form SB-2 Registration No. 33-98808).

10.16 Letter between USA and GEM Advisers, Inc. signed May 15, 1997 (Incorporated by reference to Exhibit 10.1 to Form 8-K filed on May 22, 1997).

10.17 H. Brock Kolls Common Stock Option Certificate dated as of June 9, 1997 (Incorporated by reference to Exhibit 10.43 to Form SB-2 Registration Statement 333-30853).

10.18 Stephen Herbert Common Stock Option Certificate dated as of June 9, 1997 (Incorporated by reference to Exhibit 10.44 to Form SB-2 Registration Statement No. 333-30853).

10.19 Michael Feeney Common Stock Option Certificate dated as of June 9, 1997 (Incorporated by reference to Exhibit 10.46 to Form SB-2 Registration Statement No. 333-30853).

10.20 Joint Venture Agreement dated September 24, 1997 between USA and Mail Boxes Etc. (Incorporated by reference to Exhibit 10.47 to Form 10-KSB filed on September 26, 1997).

10.21         Employment and Non-competition Agreement between USA and George R.
              Jensen,  Jr. dated November 20, 1997 (Incorporated by reference to
              Exhibit 10.1 to Form 8-K filed on November 26, 1997).

10.21.1 First Amendment to Employment and Non-Competition Agreement between USA and George R. Jensen, Jr., dated as of June 17, 1999. (Incorporated by reference to Exhibit 4.21.1 to Form SB-2 Registration Statement No. 333-94917)

10.21.2 Second Amendment to Employment and Non-Competition Agreement between USA and George R. Jensen, Jr. dated February 22, 2000 (Incorporated by reference to Exhibit 10.1 to Form S-8 Registration Statement No. 333-34106).

10.21.3 Third Amendment to Employment and Non-Competition Agreement between USA and George R. Jensen, Jr. dated January 16, 2002 (Incorporated by reference to Exhibit 10.21.3 to Form SB-2 Registration Statement No. 333-101032).

10.21.4 Fourth Amendment to Employment and Non-Competiton Agreement between USA and George R. Jensen, Jr., dated April 15, 2002(Incorporated by reference to Exhibit 10.21.4 to Form SB-2 Registration Statement No. 333-101032).

10.21.5 Fifth Amendment to Employment and Non-Competiton Agreement between USA and George R. Jensen, Jr., dated July 16, 2003(Incorporated by reference to Exhibit 10.21.5 to Form SB-2 Registration Statement No. 333-101032).

10.21.6 Sixth Amendment to Employment and Non-Competition Agreement between USA and George R. Jensen, Jr. dated February 4, 2004. (Incorporated by reference to Exhibit 10.21.6 to Form 10-QSB filed on February 12, 2004).

10.22         Agreement  between USA and Promus  Hotels,  Inc. dated May 8, 1997
              (incorporated   by  reference  to  Exhibit   10.49  to  Form  SB-2
              Registration Statement No. 333-38593, filed on February 4, 1998).

10.23 Agreement between USA and Choice Hotels International, Inc. dated April 24, 1997 (Incorporated by reference to Exhibit 10.50 to Form SB-2 Registration Statement No. 333-38593, filed on February 4,
              1998).

10.24 Agreement between USA and PNC Merchant Services dated July 18, 1997 (Incorporated by reference to Exhibit 10.51 to Form SB-2 Registration Statement No. 333-38593, filed on February 4, 1998).

10.25 Separation Agreement between USA and Keith L. Sterling dated April 8, 1998 (Incorporated by reference to Exhibit to Exhibit 10.1 to Form 10-QSB filed May 12, 1998).

10.26 Phillip A. Harvey Common Stock Option Certificate dated as of April 22, 1999 (Incorporated by reference to Exhibit 10.35 to Form SB-2 Registration Statement No. 333-81591).

10.27 Consulting Agreement between Ronald Trahan and USA dated November 16, 1998 (incorporated by Reference to Exhibit 28 to Registration Statement No. 333-67503 on Form S-8 filed on November 18, 1998)

10.28 Consulting Agreement between Mason Sexton and USA dated March 10, 1999 (incorporated by reference to Exhibit 28 to Registration Statement No. 333-74807 on Form S-8 filed on March 22, 1999).

10.29 Financial Public Relations Agreement between USA and I. W. Miller Group, Inc. dated August 1, 1999 (Incorporated by reference to
              Exhibit 10.38 to Form SB-2 Registration Statement No. 333-84513).

10.30 Consulting Agreement between Harmonic Research, Inc. and USA dated August 3, 1999 (Incorporated by reference to Exhibit 10.39 to Form SB-2 Registration Statement No. 333-84513).

10.31 Investment Agreement between USA and Swartz Private Equity, LLC dated September 15, 2000 (incorporated by reference to Exhibit
              10.1 to Form 8-K dated September 21, 2000).

10.32 Commitment Warrant issued to Swartz Private Equity LLC dated August 23, 2000 (incorporated by reference to Exhibit 10.2 to Form 8-K dated September 21, 2000).

10.33 Warrant Anti-Dilution Agreement between USA and Swartz Private Equity, LLC dated September 15, 2000 (incorporated by reference to
              Exhibit 10.3 to Form 8-K dated September 21, 2000).

10.34 Registration Rights Agreement between USA and Swartz Private Equity dated September 15, 2000 (incorporated by reference to
              Exhibit 10.4 to Form 8-K dated September 21, 2000).


10.35 Agreement for Wholesale Financing and Addendum for Scheduled Payment Plan with IBM Credit Corporation dated May 6, 1999 (incorporated by reference to Exhibit 10.40 to Form 10-KSB for the fiscal year ended June 30, 1999).

10.36 Agreement and Plan of Merger dated April 10, 2002, by and among the Company, USA Acquisitions, Inc., Stitch Networks Corporation, David H. Goodman, Pennsylvania Early Stage Partners, L.P., and Maytag Holdings, Inc. (Incorporated by reference to Exhibit 2.1 to Form 10-QSB for the quarter ended March 31, 2002).

10.37 Cancellation of subscription Agreement between USA and Ratner & Prestia, P.C. dated March 20, 2003 (Incorporated by reference to
              Exhibit 10.37 to Form SB-2 Registration Statement No. 333-101032).

10.38 Agreement between USA and Mars Electronics, Inc. dated March 8, 2002 (Incorporated by reference to Exhibit 10.38 to Form SB-2 Registration Statement No. 333-101032).

10.39 Strategic Alliance Agreement between USA and ZiLOG Corporation dated October 15, 2002 (Incorporated by reference to Exhibit 10.39 to Form SB-2 Registration Statement No. 333-101032).

10.40         Vending  Placement,  Supply  and  Distribution  Agreement  between
              Stitch  Networks  Corporation,   Eastman  Kodak  Company, Maytag
              Corporation and Dixie-Narco, Inc. dated December 2000 (Incorporated by reference to Exhibit 10.40 to Form SB-2 Registration Statement No. 333-101032).

10.41 Design and Manufacturing Agreement between USA and RadiSys dated June 27, 2000 (Incorporated by reference to Exhibit 10.41 to Form SB-2 Registration Statement No. 333-101032).

10.42 Loan Agreement between Stitch Networks Corporation and US Bancorp dated May 22, 2001 (Incorporated by reference to Exhibit 10.42 to Form SB-2 Registration Statement No. 333-101032).


10.43 Letter dated October 16, 2003 from Lurio & Associates, P.C. to Gary L. Blum, Esquire (Incorporated by reference to Exhibit 10.43 to Form SB-2 Registration Statement No. 33-101032).

10.44 Termination Agreement dated December 31, 2003 by and between Eastman Kodak Company, Maytag Corporation, Dixie-Narco, Inc. and Stitch Networks Corporation. (Incorporated by reference to
              Exhibit 10.6 to Form 10-QSB filed on February 12, 2004).

10.45 Option Certificate (No. 198) dated April 28, 2004 in favor of Mary West Young. (Incorporated by reference to Exhibit 10.45 to Form SB-2 Registration Statement No. 333-116977)

10.46 Employment and Non-Competition Agreement between USA and Mary West Young dated April 28, 2004. (Incorporated by reference to
              Exhibit 10.46 to Form SB-2 Registration Statement No. 333-116977).


**23.1        Consent of Ernst & Young, LLP


**23.2        Consent of Anton Collins Mitchell, LLP


-------------
** Filed herewith



Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement. Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant`s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in Malvern, Pennsylvania, on August 10, 2004.



                             USA TECHNOLOGIES, INC.





                                         By: /s/ George R. Jensen, Jr.
                                            ------------------------------------
                                            George R. Jensen, Jr.,
                                            Chairman and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George R. Jensen, Jr. and Stephen P. Herbert, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto such attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them or their or his substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been duly signed below by the following persons in the capacities and dates indicated.




Signatures                         Title                         Date
-----------                        -----                         ----

 /s/ George R. Jensen, Jr.      Chairman of the Board,     August 10, 2004
----------------------------    and Chief Executive
    George R. Jensen, Jr.       Officer (Principal and Chief
                                Executive Officer), Director


/s/ Mary West Young             Chief Financial Officer    August 10, 2004
----------------------------    (Principal Accounting
   Mary West Young                 Officer)


/s/ Stephen P. Herbert          President, Chief           August 10, 2004
----------------------------    Operating Officer,
   Stephen P. Herbert             Director


/s/ William W. Sellers          Director                   August 10, 2004
-----------------------------
   William W. Sellers

/s/ William L. Van Alen, Jr.    Director                   August 10, 2004
----------------------------
   William L. Van Alen, Jr.

/s/ Steven Katz                 Director                   August 10, 2004
----------------------------
   Steven Katz


/s/ Douglas M. Lurio            Director                   August 10, 2004
----------------------------
   Douglas M. Lurio

Exhibit Index

Exhibit
Number            Description
------------------------------------------------------------------------------

4.35 Common Stock Purchase Agreement between the Company and Steve Illes dated August 6, 2004.

5.1            Opinion of Lurio & Associates, P.C.

23.1           Consent of Ernst & Young, LLP

23.2           Consent of Anton Collins Mitchell, LLP